EXHIBIT 21 LIST OF SUBSIDIARIES

SHENANDOAH TELECOMMUNICATIONS COMPANY AND SUBSIDIARIES

The following are all significant subsidiaries of Shenandoah Telecommunications Company, and are organized in the Commonwealth of Virginia.

Shenandoah Telephone Company
Shenandoah Cable Television, LLC
Shentel Cable of Shenandoah County, LLC
Shenandoah Mobile, LLC
Shentel Communications, LLC
Shenandoah Personal Communications, LLC
Shentel Management Company